UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated September 22, 2021 titled “Millicom Announces Early Participation Results of and Increases the Maximum Acceptance Amount for the Exchange Offer”

Item 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Millicom Announces Early Participation Results of and Increases the Maximum Acceptance Amount for the Exchange Offer

Luxembourg, September 22, 2021 – In connection with its previously-announced offer to exchange (the “Exchange Offer”) its outstanding 6.625% Senior Notes due 20261 (the “2026 Existing Notes” or “Old Notes”) for 4.500% Senior Notes due 2031 (the “New Notes”), Millicom International Cellular S.A. (the “Company”) (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) announces the results as of the Early Participation Date (as defined below) and increases the Maximum Acceptance Amount (as defined below) for the Exchange Offer to accept all 2026 Existing Notes that were validly tendered and not validly withdrawn by the Early Participation Date (as defined below).

Early Participation Date Results

The Early Participation Date with respect to the Exchange Offer occurred at 5:00 PM, New York City time, on September 21, 2021 (such time and date, the “Early Participation Date”). According to information provided by D.F. King, the information and exchange agent for the Exchange Offer (the “Information and Exchange Agent”), US$335,716,000 aggregate original principal amount of the Old Notes (representing US$302,144,400 aggregate outstanding principal amount of Old Notes, after applying the “Pool Factor” (as defined below)) were validly tendered and were not validly withdrawn prior to or at the Early Participation Date, resulting in the oversubscription of the Exchange Offer, as discussed below.

As discussed in the offering memorandum related to the Exchange Offer, dated September 8, 2021 (the “Offering Memorandum”), in February 2021, the Company redeemed 10%, or US$50 million, of the then-outstanding aggregate principal amount of the Old Notes, which amount was recorded by Euroclear, Clearstream and DTC as a prepayment of principal. In accordance with the procedures of Euroclear, Clearstream and DTC, book-entry positions of the Old Notes reflect the aggregate original issued principal amount and a pool factor of 90% (the “Pool Factor”). The Old Notes trade with the Pool Factor, which means the percentage of the US$500,000,000 aggregate original principal amount of the Old Notes that remains outstanding after the impact of the Company’s optional redemption of US$50 million in Old Notes in February 2021 (such redemption, the “Partial Redemption”), which equals 90%. References to the “original” principal amount of the Old Notes refer to the US$500 million aggregate original principal amount of the Old Notes issued in October 2018, or portions thereof, without giving effect to the Partial Redemption or the Pool Factor.

1 ISIN/Common Code Nos. XS1894610119 and 189461011 (Regulation S Notes) and CUSIP/ISIN Nos. 600814AP20 and US600814AP20 (Rule 144A Notes).

Holders of the Old Notes validly tendered and not validly withdrawn by the Early Participation Date are eligible to receive $1,018.12 in principal amount of New Notes per US$1,000 in outstanding principal amount on the Old Notes (after giving effect to the Pool Factor) validly tendered and accepted for exchange pursuant to the terms of the Offering Memorandum. The principal amount of New Notes to be issued in exchange for each US$1,000 outstanding principal amount of the Old Notes (after giving effect to the Pool Factor) was calculated by dividing (x) $1,053.75 (the “Total Exchange Price”), of which US$31.05 constitutes an early participation payment (the “Early Participation Payment”), by (y) $1,035.00 (the “Price of New Notes”).

Concurrently with the Early Participation Date, the Withdrawal Date (as defined in the Offering Memorandum) has also occurred. As a result, any Old Notes validly tendered on or after the date of the Early Participation Date may not be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law.

Issuance of New Notes and increase of Maximum Acceptance Amount

Our obligation to accept Old Notes validly tendered and not validly withdrawn was capped at US$335,000,000 in aggregate original principal amount, before application of the Pool Factor (the “Maximum Acceptance Amount”). The aggregate original principal amount of all of the validly tendered and not validly withdrawn Old Notes exceeded the Maximum Acceptance Amount, resulting in the oversubscription of the Exchange Offer. As a result, the Company has determined to increase the aggregate original principal amount of Old Notes it will accept for tender to US$335,716,000 (the “New Maximum Acceptance Amount”). Accordingly, Old Notes in an aggregate original principal amount of US$335,716,000, which have been validly tendered and not validly withdrawn by the Early Participation Date, have been accepted by the Company and, on September 24, 2021 (the “Early Exchange Date”), the Company expects to issue approximately US$307.5 million in aggregate principal amount of New Notes in exchange for such Old Notes. Any other holders who validly tender Old Notes after the Early Participation Date will not have any of their Old Notes accepted in the Exchange Offer.

Cash will be paid in lieu of any fractional entitlement of less than $1,000.00 in principal amount of New Notes that are not issued due to rounding. The amount of cash paid in lieu will be equal to the principal amount of any fractional entitlement of New Notes multiplied by the Price of New Notes expressed as a percentage (103.5%).

Holders of Old Notes that are accepted in the Exchange Offer will also receive a cash payment equal to the accrued and unpaid interest on their 2026 Existing Notes accepted for exchange from the last applicable interest payment date up to but excluding the Early Exchange Date, less the accrued and unpaid interest on the New Notes from April 27, 2021 (the last date on which interest on the existing 4.500% Senior Notes due 2031 has been paid) to the Early Exchange Date.

Further Information

The Exchange Offer is being made only to holders of 2026 Existing Notes who have certified, by submitting an instruction to the clearing system, that such holder has represented to the Company that it is (1)(a) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws; or (b) a “non-US Person” (as defined in Regulation S under the Securities Act), and (2)(a) if located or resident in any Member State of the European Economic Area, holders of 2026 Existing Notes who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in Regulation (EU) 2017/1129, as amended); and (b) if located or resident in the United Kingdom, holders of 2026 Existing Notes who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA) (such holders, collectively, the “Eligible Holders”).

Old Notes that were not exchanged in the Exchange Offer will remain outstanding. If the Company consummates the Exchange Offer, the trading market for your outstanding Old Notes may be significantly more limited. For a discussion of this and other risks, see “Risk Factors” in the Offering Memorandum.

This press release is qualified in its entirety by the Offering Memorandum.

None of the Company, its board of directors, the Dealer Managers (as defined in the Offering Memorandum), the Information and Exchange Agent or the Trustee (as defined in the Offering Memorandum) with respect to the Old Notes or any of their respective affiliates is making any recommendation as to whether Eligible Holders should exchange their Old Notes in the Exchange Offer. Holders must make their own decision as to whether to participate in the Exchange Offer, and, if so, the original principal amount of the Old Notes to exchange.

None of the delivery of this announcement, the Offering Memorandum or any exchange pursuant to the Exchange Offer shall under any circumstances create any implication that the information contained in this announcement or the Offering Memorandum is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the information set forth herein or therein or in the Company’s affairs since the date hereof or thereof.

This press release is for informational purposes only and does not constitute an offer or an invitation to participate in the Exchange Offer. The Exchange Offer is being made pursuant to the Offering Memorandum, copies of which were delivered to holders of the Old Notes, and which set forth the complete terms and conditions of the Exchange Offer. Eligible Holders are urged to read the Offering Memorandum carefully before making any decision with respect to their Old Notes. The Exchange Offer is not being made to, nor will the Company accept exchanges of Old Notes from, holders in any jurisdiction in which it is unlawful to make such an offer.

D.F. King has been appointed as the Information and Exchange Agent for the Exchange Offer. You may contact the Information and Exchange Agent by calling +44 20 7920 9700 (in London), +1 212 269 5550 (in New York), +1 (800) 431-9646 (toll free) or via e-mail to millicom@dfkingltd.com. Holders wishing to access the Offering Memorandum should visit the Exchange Offer website (https://sites.dfkingltd.com/millicom) and complete the online Eligibility Certification form.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely to such persons and in such jurisdictions as are permitted under applicable law.

The New Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The New Notes are being issued only to Eligible Holders.

Important Information – Cautionary Statement About Forward-Looking Statements

This press release contains certain forward-looking statements concerning our intentions, including those in respect of the Exchange Offer, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information. Many such forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Such forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including those described in Millicom’s annual report on Form 20-F for the year ended December 31, 2020 as well as other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. These forward-looking statements are expressly qualified in their entirety by this cautionary statement. The Company disclaims any obligation to update any forward-looking statements contained herein to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

*****

For further information, please contact

Press: Vivian Kobeh, Director, Corporate Communications +1-786-628-5300 press@millicom.com Yocasta Valdez, Group Manager, Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP, Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Director, Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high- speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date:  September 22, 2021